UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
2687 California Street
San Francisco, California 94115
(607) 279-5382

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON Meson Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 283,426
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER 283,426
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45685K102

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed on behalf of the Reporting Persons, as such term is defined in the Schedule 13D filed on May 11, 2012, as amended by the first amendment dated January 8, 2013 and the second amendment dated February 12, 2013 (collectively, the “Schedule 13D”), to further amend and supplement the Schedule 13D.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.  Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2013, Ryan J. Morris, the Executive Chairman of the Board of the Issuer, sent a letter to the other members of the Board requesting access to limited non-public information regarding the Issuer and certain members of management in order to allow him and potential financing sources to explore the possibility of formulating a fully-financed acquisition proposal.  A copy of the letter is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 21,802,515 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 25, 2013 as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2013.

As of the date hereof, Meson LP owned directly 1,512,450 shares of Common Stock, constituting approximately 6.9% of the Common Stock outstanding.  By virtue of their relationship with Meson LP discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the shares of Common Stock owned directly by Meson LP.  Mr. Morris beneficially owns an additional 283,426 shares of Common Stock, consisting of 33,426 shares of Common Stock he owns directly and 250,000 shares of Common Stock issuable upon the exercise of options, which, together with the 1,512,450 shares of Common Stock owned directly by Meson LP that Mr. Morris may also be deemed to beneficially own, constitutes approximately 8.1% of the shares outstanding.

(b)           Meson LP may be deemed to share with Meson LLC and Ryan J. Morris the power to vote and dispose of the shares of Common Stock owned directly by Meson LP.

Ryan J. Morris has the sole power to vote and dispose of the shares of Common Stock directly owned by him.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of InfuSystem Holdings, Inc., dated May 13, 2013.

CUSIP NO. 45685K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2013	MESON CAPITAL PARTNERS LP

	By:	Meson Capital Partners LLC its General Partner

	By:	/s/ Ryan J. Morris
		Name:	Ryan J. Morris
		Title:	Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
	Name:	Ryan J. Morris
	Title:	Manager

/s/ Ryan J. Morris
RYAN J. MORRIS